Republic Power Group Limited

March 27, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Wilson
Jan Woo

Re:	Republic Power Group Limited
Registration Statement on Form F-1
Filed March 18, 2026
File No. 333-294423

Ladies and Gentlemen:

This letter is in response to the letter dated March 26, 2026, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Republic Power Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. An Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Cover Page

1.	Please revise the cover page to disclose the specific number of shares you are offering and a fixed price at which you are offering the shares. We note that the shares registered under this offering will be priced using a formula. As such, it appears that you are potentially conducting an “at the market” offering. Note that pursuant to Rule 415(a)(1)(x) a registrant must be F-3 eligible to offer shares at other than a fixed price. Please revise. Refer to Regulation S-K Item 501(b)(3).

Response: In response to Staff’s comment, we revised our disclosure on the cover page and throughout the Amended Registration Statement of the number of shares we are offering and the fixed offering price.

If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208. Thank you.

Very truly yours,

/s/ Ziyang Long
Name:	Ziyang Long
Title:	Chief Executive Officer

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC